

September 20, 2011

Via E-mail
Mr. Christopher Mattheisen
Chairman and Chief Executive Officer
Magyar Telekom Telecommunications Public Limited Company
Budapest, 1013
Krisztina krt. 55
Hungary

> **Re: Magyar Telekom Telecommunications Public Limited Company**
> **Form 20-F for the fiscal year ended December 31, 2010**
> **Filed March 24, 2011**
> **File No. 001-14720**

Dear Mr. Mattheisen:

We have reviewed your supplemental response letter dated August 26, 2011 and have the following comments.

Form 20-F for the Fiscal Year Ended December 31, 2010

Financial Statements

19.2 Legal cases, page F-79

1. We note your response to comment 1 of our letter dated August 5, 2011. Please explain to us why, for disclosure purposes, you do not aggregate your individual legal cases into separate classes as required by paragraphs 84 - 86 of IAS 37.

2. Furthermore, with respect to the 22 provisions recorded for legal cases in excess of HUF 50 million, tell us if the possibility of an outflow in settlement significantly in excess of the recorded provision amount is greater than remote. If so, for each such case, please provide in your next periodic filing the disclosures called for within paragraphs 86 and 88 of IAS 37. If you cannot disclose an estimate of the financial effect of the litigation, measured under paragraphs 36-52 of IAS 37; explain to us why. Also, please provide us the disclosures that you propose to make in response to this comment.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri,

Mr. Christopher Mattheisen
Magyar Telekom Telecommunications Public Limited Company
September 20, 2011
Page 2

Attorney-Advisor, at (202) 551-3310 or Paul Fischer, Attorney-Advisor, at (202) 551-3415 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director